Exhibit 2.4

Execution Version

BILL OF SALE AND ASSIGNMENT

THIS BILL OF SALE AND ASSIGNMENT (this Bill of Sale) is dated May 26, 2016 (the Execution Date), from Hercules Offshore Inc., a Delaware corporation, whose registered office is at 1675 S. State Street STE B, Dover, DE 99001, United States of America (HOI) and Hercules British Offshore Limited, a company organised under the laws of England and Wales and having its registered office at International House, 1 St. Katherine’s Way, London E1W 1AY, United Kingdom (HBOL) to Jurong Shipyard Pte Ltd., a company registered in Singapore, whose registered office is at 29 Tanjong Kling Road, Singapore 628054 (the Buyer). Hereinafter, where the context dictates, depending on the contract counterparty to the relevant Rig Equipment contract, HOI or HBOL are sometimes referred to individually herein as Seller. Hereinafter, Seller and Buyer may each be referred to as “Party” and together as “Parties”.

WHEREAS, Buyer and Hercules North Sea, Ltd. (HNSL) entered into that certain Construction Contract dated 19 May 2014 (the Construction Contract), whereby Buyer agreed to build, sell and deliver the Friede & Goldman Design JU2000E heavy duty jack-up rig bearing hull number 11-1118 and IMO 9745249 (the Drilling Unit);

WHEREAS, HOI and HNSL entered into that certain Construction Management Agreement dated 11 August 2014 (the Management Agreement), whereby the HOI agreed to provide certain management services related to the construction of the Drilling Unit, and Seller, during its performance thereunder;

WHEREAS, HOI and HNSL each (i) procured and purchased certain equipment and services relating to, connected with, or purchased for future operations associated with the Drilling Unit, all of which is identified and described in more detail in Schedule 1 attached hereto (the Purchased Equipment); and (ii) a portion of the Purchase Equipment that has not been fully paid for or has other outstanding obligations on the part of HOI or HNSL, which are identified and described in more detail in Schedules 2-A, 2-B and 2-C attached hereto (collectively, the Transferred Obligations, and together with Purchased Equipment, the Rig Equipment);

WHEREAS, Maersk Highlander UK Limited (Maersk), Buyer and Seller (among others) entered into that certain tripartite agreement to be dated on or about the date of this Bill of Sale

(the Tripartite Agreement), whereby Maersk has agreed to purchase the Drilling Unit from Buyer and Buyer has agreed to release HNSL from its obligation to purchase the Drilling Unit; and

WHEREAS, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to receive, purchase, and acquire from Seller, the rights, title, interests and claims to the Rig Equipment as provided below.

NOW, THEREFORE, for good and valuable consideration paid by Buyer, the receipt and sufficiency of which are hereby acknowledged by Seller, Seller does hereby bargain, sell, transfer and assign to Buyer, one hundred percent (100%) of all its rights, title, interests and claims in and to the Rig Equipment, TO HAVE AND TO HOLD the Rig Equipment unto Buyer, its successors and assigns, subject to the following:

1. The Seller hereby transfers and assigns absolutely all of its right, title and interest (whether contractual, proprietary or of any other kind and including the right to sue for damages) under or in connection with (a) the Purchased Equipment specified in Schedule 1 and (b) the Transferred Obligations specified in Schedule 2.

2. The Buyer hereby accepts the Rig Equipment and agrees and acknowledges liability in respect of the Rig Equipment passes to Buyer on the Execution Date. Buyer is liable for unpaid purchase amounts for the Rig Equipment.

3. Other than the Transferred Obligations, Seller believes that it has good legal and beneficial title to the Purchased Equipment and it intends to transfer same to Buyer hereunder. Notwithstanding the foregoing, the Rig Equipment is transferred “AS IS,” “WHERE IS,” and “WITH ALL FAULTS,” and Seller gives no warranty as to condition of or title to same. All other warranties or conditions (whether express or implied) as to quality, condition, description, compliance with sample or fitness for purpose (whether statutory or otherwise) other than those expressly set out in this agreement are excluded from this agreement to the fullest extent permitted by law.

4. The Seller agrees to give written notice of the assignment specified herein to each person which sold or transferred Rig Equipment to it, substantially in the form attached hereto as Schedule 3.

5. Each Party shall (but without incurring cost to Seller) promptly do all such acts or execute all such documents (including assignments, transfers, notices and instructions) as any other Party may reasonably specify to give effect to, facilitate, complete, enable, create, maintain and/or perfect the transactions contemplated hereby and/or referred to herein or for the exercise of any rights, powers and remedies of the Parties or by law and/or to confer on the Parties to the fullest extent the rights intended to be conferred by this Bill of Sale, and in respect of the Seller, to transfer whatever right, title or interest it may have in the Rig Equipment to Buyer. Seller’s sole liability for any failure to transfer title to or rights in the Rig Equipment shall be to comply with this clause 5.

6. The courts of England have exclusive jurisdiction to settle any dispute arising out of, or in connection with, this Bill of Sale or any non-contractual obligations connected with it (including a dispute regarding the existence, validity or termination of the Bill of Sale) (a Dispute). This Bill of Sale, and any Dispute arising out of or related hereto, shall be governed by English law.

7. The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will dispute to the contrary.

8. No term of this Bill of Sale is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to it.

9. If any provision of this Bill of Sale shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, the invalidity or unenforceability shall not affect the other provisions of this Bill of Sale and all provisions not affected by such invalidity or unenforceability shall remain in full force and effect. The Parties shall substitute, for any invalid or unenforceable provision, a valid or enforceable provision which achieves to the greatest possible extent, the economic, legal and commercial objectives of the invalid or unenforceable provision.

10. This Bill of Sale may be executed in any number of counterparts, each of which shall be deemed valid and binding with respect to the signatories thereto, and all of which together shall constitute one and the same bill of sale.

(signatures in following page)

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Bill of Sale and Assignment on May     , 2016.

SELLER:

HERCULES BRITISH OFFSHORE LIMITED

By:	/s/ Claus E. Feyling
Name: Claus E. Feyling
Title: Director

HERCULES OFFSHORE, INC.

By:	/s/ Troy Carson
Name: Troy Carson
Title: Senior Vice President & CFO

Bill of Sale – Signature Page (Seller)

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Bill of Sale and Assignment on May     , 2016.

BUYER:

JURONG SHIPYARD PTE LTD.

By:	/s/ William Lu Weiguang
Name: William Lu Weiguang
Title: General Manager

Bill of Sale – Signature Page (Buyer)